BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036-6524 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

August 7, 2013

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, DC 20549-7010

Attention:	Loan Lauren P. Nguyen
Special Counsel

Re:	Norwegian Cruise Line Holdings Ltd.
Registration Statement on Form S-1
Filed August 6, 2013
File No. 333-190258

Ladies and Gentlemen:

Set forth below are the responses of Norwegian Cruise Line Holdings Ltd. (the “Company”) to the comment letter of the staff (the “Staff”) dated August 6, 2013 with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on July 30, 2013. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

† In association with Tumbuan & Partners

U.S. Securities and Exchange Commission

August 7, 2013

General

1.	Please advise as to why you believe the selling shareholders are not underwriters pursuant to Section 2(a)(11) of the Securities Act. In this regard, we note that each of your selling shareholders is an affiliate and holds a substantial amount of your ordinary shares. Refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules.

For the reasons described below, the Company respectfully submits that it believes that none of the selling shareholders (the Apollo Funds, TPG Funds and Star NCLC (as such terms are defined in the Registration Statement), together with their affiliated and predecessor entities, respectively “Apollo”, “TPG” and “Genting HK”; and collectively the “Sponsors”) should be deemed to be statutory underwriters pursuant to Section 2(a)(11) of the Securities Act, and that no revision to the prospectus contained in the Registration Statement is necessary in this regard.

Background

Each of the Sponsors has maintained its investment in the business of the Company (or its wholly-owned subsidiary, NCL Corporation, Ltd. (“NCLC”)) for many years. Various annual reports and registration statements filed with the Securities and Exchange Commission by the Company, including its predecessors and subsidiaries, have included the description of the significant long-term investment by each of the Sponsors. As described more fully below, Genting HK has held its investment in the Company for more than 13 years and each of Apollo and TPG has held its investment in the Company for more than 5 years, and none of the Sponsors have sold any ordinary shares in the Company’s initial public offering (“IPO”) in January 2013. The Sponsors are seeking to partially monetize their investments by opportunistically selling a portion of their ordinary shares of the Company in this offering, in amounts proportionate to their current share ownership.

As described in NCLC’s Annual Report on Form 20-F for the year ended December 31, 2005, in February 2000, Genting HK acquired control of and subsequently became the sole owner of NCLC. In January 2008, Apollo became the owner of 50% of the outstanding ordinary shares of NCLC through a subscription agreement and an assignment agreement with NCLC and Genting HK. In January 2008, TPG acquired 12.5% of the outstanding ordinary shares of NCLC from Apollo. Acquisitions of ordinary shares of NCLC by both Apollo and TPG are described in NCLC’s Annual Report on Form 20-F for the year ended December 31, 2007. Since January 2008, each of the Sponsors has maintained its proportionate ownership percentage through the IPO.

U.S. Securities and Exchange Commission

August 7, 2013

Norweigian Cruise Line Holdings Ltd. was formed by Apollo, TPG and Genting HK in February 2011. The Company completed the IPO in January 2013. In connection with the consummation of the IPO, NCLC’s ordinary shares were exchanged for the ordinary shares of the Company, and the Company became the owner of 100% of the ordinary shares and parent company of NCLC (the “Corporate Reorganization”). The Corporate Reorganization was effected solely for the purpose of reorganizing the Company’s corporate structure in connection with the IPO (i.e., the Company became the parent holding company of NCLC and the Sponsors’ equity interest in the Company was otherwise not affected by the Corporate Reorganization). The Company had not, prior to the completion of the Corporate Reorganization, conducted any activities other than those incidental to its formation and to preparations for the Corporate Reorganization and the IPO.

The Sponsors’ acquisition of ordinary shares of the Company in connection with the Corporate Reorganization was effectively a continuation of its investment in NCLC. Accordingly, references to the “Company” in our response below to the Staff’s comment refer to NCLC prior to the IPO.

Staff Guidance

Section 2(a)(11) of the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The question of whether a selling shareholder is a statutory underwriter depends on the facts and circumstances. The Staff’s Compliance and Disclosure Interpretation 128.04 provides that the analysis of whether a selling shareholder is an underwriter with respect to resales of such securities “depends on the particular facts and circumstances of the particular case.” See also SEC Release 33-6383.

The Staff issued further guidance in the Staff’s Compliance and Disclosure Interpretation 612.09, which provides a list of six factors that should be considered when evaluating whether a selling shareholder is a statutory underwriter. Specifically, this guidance states that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Analysis

U.S. Securities and Exchange Commission

August 7, 2013

Each of the six factors of Compliance and Disclosure Interpretation 612.09 is discussed below.

1) How long the selling shareholders have held the shares.

Each of the Sponsors has maintained its investment in the Company for many years. Genting HK acquired control of the Company in February 2000. Both Apollo and TPG acquired their investments in January 2008.

Genting HK has borne the credit and market risk of its investment in the Company for over 13 years prior to the filing of the Registration Statement. Apollo and TPG have borne the credit and market risk of each of their investments in the Company for over 5 years prior to the filing of the Registration Statement. The length of time that each of the Sponsors held the shares prior to an effective Registration Statement demonstrates that the Sponsors acquired the shares with an intention to hold them as an investment and not as underwriters with an intent to distribute them.

2) The circumstances under which the selling shareholders received the shares.

Each of the Sponsors acquired the ordinary shares of the Company (and its predecessor) as an investment and not as part of an underwritten offering. In a typical underwritten offering, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk. The ordinary shares of the Company (and its predecessor) were not issued to the Sponsors at a discount. All of the ordinary shares were acquired before the IPO and before a public market existed for the Company’s ordinary shares. We believe that the facts surrounding the sale and issuance of the ordinary shares to the Sponsors do not support a conclusion that any of the Sponsors was acquiring the shares for the purposes of distributing them on behalf of the Company.

3) The selling shareholders’ relationship to the issuer.

The Company does not have an underwriting relationship with any of the Sponsors. Each of the Sponsors has been a long-term investor in the Company. Genting HK has over a decade-long relationship with the Company and each of Apollo and TPG have had relationships with the Company for more than 5 years. None of the Sponsors had a prior relationship with the Company before acquiring the ordinary shares as described above.

U.S. Securities and Exchange Commission

August 7, 2013

Each of the Sponsors acquired their shares as an investment in the Company and are not acting as conduits for the Company; they are investors, who after being at risk for their investment, are opportunistically seeking partial investment liquidity. To the extent the Sponsors sell shares pursuant to the Registration Statement, the Sponsors will retain all proceeds therefrom. In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

The current Registration Statement has been filed by the Company as a result of demand registration rights exercised by the Sponsors pursuant to a Shareholders’ Agreement described in the Registration Statement. The Sponsors negotiated the registration rights for a variety of business reasons, and, in any case, the registration rights were not granted by the Company for the purposes of conducting an indirect primary offering. The Shareholders’ Agreement (including the registration rights) and the resulting arrangement among the Company and the Sponsors have terms that are typically found in similar long-term investments in private companies. The decision to exercise these registration rights now and request that the ordinary shares be registered with the SEC were made solely by the Sponsors and not by the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

4) The amount of shares to be sold by the selling shareholders.

As of July 26, 2013, according to Company records, the Company had 204,014,702 ordinary shares outstanding. The Company seeks to register 23,000,000 ordinary shares on behalf of the selling shareholders pursuant to the Registration Statement, which represents less than:

•	12% of the total number of outstanding ordinary shares of the Company issued and outstanding as of July 26, 2013; and

•	13% of the total number of ordinary shares of the Company issued and outstanding owned by the Sponsors prior to the proposed offering.

The relatively minor percentage of shares should not be construed as a primary offering on behalf of the Company.

U.S. Securities and Exchange Commission

August 7, 2013

5) Whether the selling shareholders are in the business of underwriting securities.

The Company has advised us that it understands that, although both of the Apollo Funds and the TPG Funds are affiliates of broker-dealers, affiliates of the Apollo Funds and TPG Funds indirectly own interests in other broker-dealers, and Star NCLC is an affiliate of a broker-dealer in Hong Kong, none of the actual selling shareholders are in the business of underwriting securities or are registered broker-dealers. Each of the Sponsors has a long history of investing in different businesses. Each of the Sponsors owns the Company’s ordinary shares for its own account for investment purposes and not with a view towards distribution.

6) Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

The facts above do not support the conclusion that the Sponsors are acting as a conduit for the Company. Each of the Sponsors has endured the long-term market and credit risk of their investment in the ordinary shares. In contrast, underwriters typically desire to allocate shares before they are even acquired to eliminate market risk, among other reasons.

None of the Sponsors will receive a commission or other remuneration from the Company if and when their shares are sold. The selling shareholders will pay any broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as applicable. The Company will not receive any of the proceeds from the sale of shares by the Sponsors pursuant to the Registration Statement. Therefore, the investments in the Company by Genting HK, Apollo and TPG cannot realistically be characterized as the Company indirectly selling shares into the market to raise capital. These facts support the conclusion that the Sponsors are not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Moreover, the Staff has noted in its Compliance and Disclosure Interpretation 116.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

Accordingly, the Company respectfully submits that based on the totality of the facts and circumstances, that the proposed offering is a genuine secondary offering and that the selling shareholders should not be deemed statutory underwriters in this case.

Principal and Selling Shareholders, page 112

U.S. Securities and Exchange Commission

August 7, 2013

2.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose here or in your Underwriting section that such sellers are statutory underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters. For the selling shareholders that you do not identify as statutory underwriters, please disclose here or in your Underwriting section that such selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

We have revised the Principal and Selling Shareholder table on p. 114 to identify those selling shareholders who are affiliates of broker-dealers. We have also amended the prospectus on page 113 to state that for each selling shareholder who is an affiliate of a broker-dealer that: (1) the selling shareholder acquired in the ordinary course of business; and (2) at the time of the acquisition of the securities being registered for resale, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Signatures, page S-1

3.	Please have your authorized representative in the United States sign your registration statement in your next amendment. Refer to Instruction 1 on Signatures to Form S-1.

We respectfully advise the Staff that the Company’s authorized representative in the United States has signed Amendment No. 1 to the Registration Statement.

Exhibit 5.1

4.	Please have counsel revise its opinion to indicate that the ordinary shares offered by the selling shareholders are validly issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 available at http://www.sec.gov/interps/legal/cfslb19.htm.

We respectfully advise the Staff that the opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement has been revised to indicate that the ordinary shares offered by the selling shareholders are validly issued, fully paid and non-assessable.

5.	Please have counsel revise Exhibit 5.1 to include its consent to being named in the registration statement. In this regard, we note that, on page 11 of your Exhibit Index, counsel’s consent is included in Exhibit 5.1.

We respectfully advise the Staff that the opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement has been revised to include counsel’s consent to being named in the Registration Statement.

U.S. Securities and Exchange Commission

August 7, 2013

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 408-2440.

Sincerely,

/s/ William B. Kuesel

William B. Kuesel, Esq. of O’MELVENY & MYERS LLP

cc:	Daniel S. Farkas, Esq.
Senior Vice President and General Counsel
Norwegian Cruise Line Holdings Ltd.

Sonia Bednarowski
U.S. Securities and Exchange Commission